SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 1)*



                        Imperial Credit Industries, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    452729106
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                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 26, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452729106.

                                  SCHEDULE 13D
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CUSIP NO. 452729106                                            PAGE 2 OF 4 PAGES
-------------------                                            -----------------

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1       NAME OF REPORTING PERSON
        Imperial Bank
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        95-2247354
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(A)[ ] (B)[ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        OO
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California
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                        7       SOLE VOTING POWER
                                8,941,106
      NUMBER OF         --------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 8,941,106
        PERSON          --------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,941,106
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.3%
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14        TYPE OF REPORTING PERSON (See Instructions)
          BK
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

                                  SCHEDULE 13D
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CUSIP NO. 452729106                                            PAGE 3 OF 4 PAGES
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         This  Amendment No. 1 amends and  supplements  the Schedule 13D,  dated
December 17, 1998 (the  "Schedule  13D"),  filed on behalf of Imperial Bank (the
"Reporting   Person"),   a  California  banking  corporation  and  wholly  owned
subsidiary of Imperial Bancorp ("Bancorp"), with respect to the common stock of Imperial Credit Industries, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On February 26, 1999, the Reporting Person and Bancorp entered into the letter agreement (the "Letter Agreement") with Leucadia National Corporation ("Leucadia") filed as an exhibit hereto and incorporated by reference herein. Pursuant to the terms of the Letter Agreement, upon the satisfactory completion of due diligence by Leucadia and the satisfaction of the other conditions set forth in the Letter Agreement, the Reporting Person may sell to Leucadia 8,941,106 shares of the common stock of the Issuer, constituting all of the shares of the common stock of the Issuer owned by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Letter Agreement, dated February 19, 1999 and accepted February 26, 1999, among Leucadia National Corporation, Imperial Bancorp and Imperial Bank.

                                  SCHEDULE 13D
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CUSIP NO. 452729106                                            PAGE 4 OF 4 PAGES
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SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 2, 1999

                                              Imperial Bank

                                              By: /s/ George L. Graziadio, Jr.
                                                  ------------------------------
                                                  George L. Graziadio, Jr.
                                                  Chairman